BENITEC BIOPHARMA INC.

3940 Trust Way

Hayward, California 94545

September 8, 2022

VIA EDGAR

Alan Campbell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Benitec Biopharma Inc.
Registration Statement on Form S-1 (File No. 333-266417)

Dear Mr. Campbell:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Benitec Biopharma Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-266417), as amended, so that it may become effective at 4:15 p.m., Eastern Time on September 12, 2022, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

BENITEC BIOPHARMA INC.

By:	/s/ Dr. Jerel Banks
	Name:	Dr. Jerel Banks
	Title:	Chief Executive Officer

[Signature Page to Acceleration Request]